

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Phillip C. Widman
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

      Re: **Terex Corporation**
             Form 10-K for the Year Ended December 31, 2010
             Filed February 18, 2011
             File No. 001-10702

Dear Mr. Widman:

We have reviewed your response letter dated April 27, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Index to Consolidated Financial Statements and Financial Statement Schedule, page F-1</u>

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>General</u>

1.   We note your response to prior comment 4. Please revise your future filings to include a disclosure similar to the one provided in your response.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief